Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated June 15, 2011 to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 19, 2011

US$95,000
Senior Medium-Term Notes, Series A
Buffered Bullish Digital Return Notes
Each Linked to a Single Exchange Traded Fund

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This pricing supplement relates to two separate note offerings.  Each issue of the notes is linked to one, and only one, Underlying Asset named below.  You may participate in either of the two offerings or, at your election, both offerings.  This pricing supplement does not, however, allow you to purchase a single note linked to a basket of both of the Underlying Assets described below.

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The notes are designed for investors who seek a fixed positive return equal to the applicable Digital Return (as defined below) if there is any appreciation in the share price of the applicable Underlying Asset.  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the applicable Underlying Asset decreases by more than 10% from its price on the Pricing Date, for a maximum loss of up to 90% of the principal amount.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Common Terms for Each of the Notes:

Pricing Date:	June 15, 2011	Maturity Date:	June 20, 2013

Issue Date:	June 20, 2011	Buffer Percentage:	10%

Valuation Date:	June 17, 2013	Buffer Level:	90% of the Initial Level

Specific Terms for Each of the Notes:

Underlying Asset	Digital Return	Initial Level	Buffer Level	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
iShares® Russell 2000 Index Fund (IWM)	17.75%	78.05	70.25	06366QMX2	$60,000	100%	2.25% US$1,350.00	97.75% US$58,650.00

iShares® Silver Trust (SLV)	27.50%	34.88	31.39	06366QMZ7	$35,000	100%	2.25% US$787.50	97.75% US$34,212.50

(1)  In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to two separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Underlying Asset.  If you wish to participate in more than one offering, you must separately purchase the applicable notes.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Underlying Assets.

Payment at Maturity:	If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will be calculated as follows:
Principal Amount + (Principal Amount x applicable Digital Return)

If the Percentage Change is between 0% and -10% inclusive, then the investors will receive their principal amount.

If the Percentage Change is less than -10%, then the investors will receive a cash payment equal to:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Initial Level:	The closing price of one share of the applicable Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the applicable Underlying Asset on the applicable Valuation Date.

Buffer Percentage:
10%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the applicable Underlying Asset does not decrease by more than 10%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	June 15, 2011

Settlement Date:	June 20, 2011

Valuation Date:	June 17, 2013

Maturity Date:	June 20, 2013

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

Key Terms of the Notes Linked to the iShares® Russell 2000 Index Fund:

Underlying Asset:	iShares® Russell 2000 Index Fund (NYSE Arca symbol: IWM). See the section below entitled “The Underlying Assets—iShares® Russell 2000 Index Fund” for additional information about the Underlying Asset.

Digital Return:	17.75%

Buffer Level:	70.25, or 90% of the Initial Level.

CUSIP:	06366QMX2

Key Terms of the Notes Linked to the iShares® Silver Trust:

Underlying Asset:	iShares® Silver Trust (NYSE Arca symbol: SLV). See the section below entitled “The Underlying Asset—iShares® Silver Trust” for additional information about the Underlying Asset.

Digital Return:	27.50%

Buffer Level:	31.39, or 90% of the Initial Level.

CUSIP:	06366QMZ7

We may use this pricing supplement in the initial sale of notes.  In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 19, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent.  You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 19, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000182/f1230100424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in either of the Underlying Assets.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated January 19, 2011.

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Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the applicable Final Level, and whether the applicable Final Level of the applicable Underlying Asset on the applicable Valuation Date has declined from the applicable Initial Level to a level that is less than the applicable Buffer Level. Accordingly, you could lose up to 90% of the principal amount of your notes.

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Your return on the notes is limited to the Digital Return, regardless of any appreciation in the share price of the applicable Underlying Asset. — The return on your notes will not be greater than the applicable Digital Return. This will be the case even if the Percentage Change exceeds the applicable Digital Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading the assets included in the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Underlying Assets and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will not have any rights of a holder of the assets held by the applicable Underlying Asset and will have no right to receive any assets of the applicable Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Underlying Asset, or any assets held by the applicable Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, silver or any other rights with respect to the applicable Underlying Asset or such other assets.

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An investment in notes linked to the iShares® Silver Trust is subject to risks associated with silver. — The assets of the iShares® Silver Trust consist primarily of silver bullion held by the trust’s custodian on behalf of the trust. You should be aware that investments in securities linked to silver involve particular risks. The silver markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of silver used to determine the value of the silver held by the trust is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions that hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

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Investing in notes linked to the iShares® Silver Trust is not the same as investing directly in silver. — The performance of the iShares® Silver Trust may not fully replicate the performance of the price of silver due to the fees and expenses charged by the sponsor of the trust, liabilities of the trust, restrictions on access to silver, or other circumstances. The trust does not generate any income and as it regularly sells its assets to pay for its ongoing expenses and liabilities, the amount of silver represented by each share of the trust has gradually declined over time. The trust sells its assets to pay expenses and liabilities on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of silver. The iShares® Silver Trust currently has an expense ratio of approximately 0.50% per year. The sale of the trust’s assets to pay expenses at a time of low silver prices could adversely affect its value. Additionally, there is a risk that part or all of the trust’s assets could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

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Changes in the methodology used to calculate the silver spot price or changes in laws or regulations which affect the price of silver may affect the value of notes linked to the iShares® Silver Trust. —Members of the London Bullion Market Association (the “LBMA”) set the fixings of silver (the “silver spot price”) used to determine the value of silver held by the iShares® Silver Trust, and may adjust the determination of the silver spot price in a way that adversely affects the value of notes linked to the iShares® Silver Trust. In setting the silver spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the silver spot price. Any change of this kind could cause a decrease in the silver spot price, which would adversely affect the value of the relevant notes.

In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts or other official bodies. Any event of this kind could adversely affect the silver spot price and, as a result, could adversely affect the value of the relevant notes.

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Changes that affect the applicable index underlying an Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of the sponsor (the “Index Sponsor”) of the Russell 2000® IndexSM (the “Underlying Index”) of the index underlying the Underlying Asset concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the applicable Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

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Adjustments to the applicable Underlying Asset could adversely affect the notes. — BlackRock Institutional Trust Company, N.A. (“BTC”), as the sponsor of the iShares® Russell 2000 Index Fund, is responsible for calculating and maintaining the Underlying Asset. The Bank of New York Mellon, as the trustee of the iShares® Silver Trust (the “Trustee”), is responsible for calculating and maintaining the Underlying Asset. BTC can add, delete or substitute the stocks comprising the applicable Underlying Asset and the Trustee may redeem the outstanding shares or issue new shares of the applicable Underlying Asset. BTC or the Trustee, as applicable, may make other methodological changes that could change the share price of the applicable Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of notes linked to the applicable Underlying Asset.

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We have no affiliation with any Index Sponsor and will not be responsible for any actions taken by any Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in any offerings of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from any issuance of the notes will be delivered to the Index Sponsor.

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We and our affiliates generally do not have any affiliation with the Trustee, the custodian, or the investment advisor of the applicable Underlying Asset and are not responsible for their public disclosure of information. — BlackRock Fund Advisors (“BFA”), as the investment advisor of the iShares® Russell 2000 Index Fund, advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. The Trustee, as trustee of the iShares® Silver Trust, is responsible for the day-to-day administration of the trust. JPMorgan Chase Bank N.A., London branch, as custodian of the iShares® Silver Trust (the “Custodian”) is responsible for safekeeping the silver owned by the Underlying Asset. We and our affiliates are not affiliated with BFA, the Trustee or the Custodian in any way and have no ability to control or predict any of their actions, including any errors in or discontinuance of disclosure regarding the applicable Underlying Asset or their methods or policies relating to the applicable Underlying Asset. None of BFA, the Trustee or the Custodian is involved in any offering of the notes in any way and none has any obligation to consider your interests as an owner of the notes in taking any actions relating to the applicable Underlying Asset that might affect the value of the notes. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about BFA, the Trustee or the Custodian or the applicable Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the applicable Underlying Asset.

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The correlation between the performance of the applicable Underlying Asset and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Underlying Asset is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Underlying Asset may correlate imperfectly with the return on the applicable Underlying Index.

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The iShares® Russell 2000 Index Fund is subject to management risks. — The iShares® Russell 2000 Index Fund is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange. BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including purchasing or selling assets, included in the applicable Underlying Asset, or futures or options relating to the applicable Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the applicable Underlying Asset. We or our affiliates may also engage in trading relating to the applicable Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100.00, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), and a hypothetical Digital Return of 17.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$00.00	-100.00%	-90.00%
$50.00	-50.00%	-40.00%
$75.00	-25.00%	-15.00%
$80.00	-20.00%	-10.00%
$90.00	-10.00%	0.00%
$100.00	0.00%	0.00%
$105.00	5.00%	17.00%
$110.00	10.00%	17.00%
$120.00	20.00%	17.00%
$150.00	50.00%	17.00%
$175.00	75.00%	17.00%
$200.00	100.00%	17.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the applicable Underlying Asset decreases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $70.00, representing a Percentage Change of -30%.  Because the Percentage Change is negative and the Final Level of $70.00 is less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 2: The price of the applicable Underlying Asset decreases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $95.00, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the Final Level of $95.00 is less than the Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the applicable Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $110.00, representing a Percentage Change of 10%.  Because the Final Level of $110.00 is greater than the Initial Level and the Percentage Change of 10% is positive, the investor receives a payment at maturity of $1,170 per $1,000 principal amount per note, representing a positive return equal to the hypothetical Digital Return.

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $150.00, representing a Percentage Change of 50%.  Because the Final Level of $150.00 is greater than the Initial Level and the Percentage Change of 50% is positive, the investor receives a payment at maturity of $1,170 per $1,000 principal amount per note, representing a positive return equal to the hypothetical Digital Return.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Underlying Asset (or any other Underlying Asset) or as to the suitability of an investment in the notes.

The Underlying Assets

We have derived the following information from publicly available documents published by BTC. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with any Underlying Asset and the Underlying Assets will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of any Underlying Asset or any assets included in the applicable Underlying Index. Neither we nor BMO Capital Markets Corp. participates in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to any Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of an Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the applicable Underlying Asset could affect the value of the shares of that Underlying Asset on the applicable Valuation Date and therefore could affect the payment at maturity.

The selection of an Underlying Asset is not a recommendation to buy or sell the shares of any Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of any Underlying Asset.

“iShares®” is a registered mark of BTC. BTC has licensed certain trademarks and trade names of BTC for our use. The notes are not sponsored, endorsed, sold, or promoted by BTC, or its affiliates, including BFA. Neither BTC nor BFA makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BFA shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about any Underlying Asset.

iShares® Russell 2000 Index Fund

iShares consists of numerous separate investment portfolios, including the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. The iShares® Russell 2000 Index Fund typically earns income dividends from securities included in the Russell 2000® Index. These amounts, net of expenses and taxes (if applicable), are passed along to the iShares® Russell 2000 Index Fund’s shareholders as “ordinary income.” In addition, the iShares® Russell 2000 Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the iShares® Russell 2000 Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the iShares® Russell 2000 Index Fund or any equivalent payments.

The shares of the iShares® Russell 2000 Index Fund trade on the NYSE Arca, Inc. under the symbol “IWM”.

Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, the Russell Investments (“Russell”). Russell, which owns the copyright and all other rights to the Russell 2000® Index, has no obligation to continue to publish, and may discontinue publication of, the Russell 2000® Index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Russell 2000® Index or any successor index.

Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Russell 2000® Index. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Russell 2000® Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Russell 2000® Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Russell 2000® Index. The current index level is calculated by adding the market values of the Russell 2000® Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Russell 2000® Index. To calculate the Russell 2000® Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

iShares® Silver Trust

The iShares® Silver Trust is a grantor trust that issues shares of the trust, called “iShares®”, representing fractional undivided beneficial interest in its net assets. The iShares® Silver Trust was formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust.

The iShares® Silver Trust primarily holds silver and from time to time issues one or more blocks of 50,000 shares, or “baskets,” in exchange for deposits of silver and distributes silver in connection with redemptions of baskets. The investment objective of the iShares® Silver Trust is for its shares to reflect the price of silver owned by the trust less the expenses and liabilities of the trust. The only ordinary recurring expenses of the iShares® Silver Trust is the sponsor’s fee, which is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the iShares® Silver Trust.

The iShares® Silver Trust’s silver is valued on the basis of each business day’s announced silver spot price, the price for an ounce of silver set by three market making members of the LBMA at approximately 12:00 noon, London time on each business day. The net asset value of the iShares® Silver Trust is equal to the value of silver owned by the trust and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the iShares® Silver Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1330568. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the iShares® Silver Trust trade on the NYSE Arca under the symbol “SLV”.

Historical Performances of the Underlying Assets

The following tables set forth the quarter-end high and low closing prices for each Underlying Asset from the first quarter of 2007 through June 15, 2011.

The historical prices of the Underlying Assets are provided for informational purposes only. You should not take the historical prices of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the iShares® Russell 2000 Index Fund

		High	Low

2007	First Quarter	82.39	75.17
	Second Quarter	84.79	79.75
	Third Quarter	85.74	75.20
	Fourth Quarter	84.18	73.02

2008	First Quarter	75.12	64.30
	Second Quarter	76.17	68.47
	Third Quarter	75.20	65.50
	Fourth Quarter	67.02	38.58

2009	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter (through June 15, 2011)	86.37	77.77

Closing Prices of the iShares® Silver Trust

		High	Low

2007	First Quarter	14.70	12.17
	Second Quarter	13.99	12.19
	Third Quarter	13.66	11.48
	Fourth Quarter	15.33	13.19

2008	First Quarter	20.64	15.04
	Second Quarter	18.17	16.00
	Third Quarter	18.94	10.29
	Fourth Quarter	12.38	8.88

2009	First Quarter	14.34	10.43
	Second Quarter	15.75	11.67
	Third Quarter	17.14	12.50
	Fourth Quarter	18.89	15.82

2010	First Quarter	18.44	14.75
	Second Quarter	19.12	17.08
	Third Quarter	21.40	17.16
	Fourth Quarter	30.18	21.51

2011	First Quarter	36.79	26.23
	Second Quarter (through June 15, 2011)	47.23	32.85